Brian J. Kearns
Chief Financial Officer
July 14, 2006
Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C., 20549
Dear Jim:
I am providing you with this letter in response to your June 14, 2006 comment letter to Lannett Company. We have included your comments from that letter along with our corresponding responses.
We trust you will find our responses to your comment letter to be consistent with our desire to best serve Lannett shareholders and the investment community as a whole.
We look forward to working with you to address any additional questions you may have and plan to submit the amended filing as soon as we have confirmation from you that the proposed revisions appropriately address your comments.
Regards,
/s/

Brian J. Kearns
Vice President — Finance, Chief Financial Officer, Secretary and Treasurer